FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 7, 2013, announcing that Registrant’s VSATs has been selected by Bharti and Tata's Nelco for India’s Ministry of Finance National ATM Initiative.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 7, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat’s VSATs Selected by Bharti and Tata's Nelco for India’s
Ministry of Finance National ATM Initiative

- Expected to provide up to 30,000 ATM sites with secured broadband satellite-based communications -

Petah Tikva, Israel, 7 February, 2013 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has been selected by Nelco Ltd., a division of the TATA Group, and Bharti Airtel Ltd., to provide secured satellite-based communications as the primary mode of connectivity for up to 30,000 ATM sites across India.

The contract is part of India's Ministry of Finance ATM initiative aimed at making financial services accessible to a greater audience across India, regardless of income, with the deployment of thousands of new ATM sites nationwide.

Under the agreement, Gilat will provide the VSATs to the selected service providers who will deploy the first 15,000 SkyEdge satellite broadband terminals in 2013, with expected growth of up to 30,000 sites by middle of 2014.

"With over 100,000 satellite terminals in operation across India today through various licensed service providers, Gilat is a veteran provider of satellite broadband communications in the country, and a leading provider of VSAT solutions for the local banking and finance industry," said Stephane Palomba, Regional VP of Asia, Gilat Satellite Networks. “Our SkyEdge solution has gained the local market's vote of confidence for offering uncontended reliability, security and cost efficiency – all of which are critical components of a robust banking infrastructure. We look forward to working with Bharti and Nelco on this high profile initiative.

Gilat’s unique ‘embedded Dual IPsec’ functionality enables simultaneous processing over two ‘end-to-end’ IPsec tunnels allowing for the automatic switching of transaction data to disaster recovery sites, without any need for external equipment and without additional capital expense.

- xxx -

About Nelco
Nelco Ltd. (a Tata enterprise), a part of the US$83Bn Tata Group, started in 1940 as a revolutionary electronics company. It has many firsts to its name and has today reinvented itself from the ground up. Nelco has aligned its businesses and set for itself new goals. Nelco is focused on helping its enterprise and government customers unlock potential by offering solutions in the areas of Integrated Security & Surveillance, VSAT connectivity (Tatanet VSAT), Managed Services, Satcom Projects and Meteorological Solutions. For more information, please visit http://www.nelcoin.com.

About Bharti Airtel

Bharti Airtel Limited is a leading global telecommunications company with operations in 20 countries across Asia and Africa. Headquartered in New Delhi, India, the company ranks amongst the top 4 mobile service providers globally in terms of subscribers. In India, the company's product offerings include 2G, 3G and 4G wireless services, mobile commerce, fixed line services, high speed DSL broadband, IPTV, DTH, enterprise services including national & international long distance services to carriers. In the rest of the geographies, it offers 2G, 3G wireless services and mobile commerce. Bharti Airtel had over 264 million customers across its operations at the end of October 2012. To know more please visit, www.airtel.com

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697